SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY

SHAREHOLDERS’ MEETING

HELD ON APRIL 22, 2021

I. DATE, TIME AND PLACE: Upon first call, on April 22, 2021, at 2:00 p.m. São Paulo time, exclusively digital, considered as held at Praça Comte. Linneu Gomes, s/n, gate 3, in the meeting room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil.

II. PRIOR PUBLICATIONS: Call notice published under the terms of §1 of Article 124 of Law n. 6404, dated December 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on March 23, 24 and 25 2021, on pages 127, 194 and 190, respectively, and in Valor Econômico newspaper on March 23, 24 and 25, 2021, on pages B7, B10 and B09, respectively.

III. ATTENDANCE: Shareholders representing the Company’s total voting capital stock attended the meeting, according to information contained in the Shareholders’ Attendance Register. Mr. Uilian Castro, representing Ernest & Young Auditores Independentes and Mr. Emerson Silva, representing Grant Thornton Brasil as external auditors of the Company, Mr. Constantino de Oliveira Junior and Mr. Paulo Sergio Kakinoff, members of the Company’s management, and Mr. Renato Chiodaro, member of the Company’s Fiscal Council, also attended the meeting.

IV. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior – Chairman; Ana Beatriz Margarido Pires de Almeida Lobo – Secretary.

V. AGENDA: To pass resolutions on: (a) Annual General Meeting: (i) to examine, discuss and vote on management accounts, including the Company’s financial statements for the fiscal year ended December 31, 2020 (“Financial Statements”); (ii) to vote on the allocation of fiscal year 2020 profits; (iii) to vote on the number of members of the Company’s Board of Directors; (iv) to elect the members of the Company’s Board of Directors, according to the terms of the Company’s bylaws; (v) to set the annual overall management compensation for fiscal year 2021; and (vi) to deliberate on the request of the preferred shareholders present regarding the installation of the Company's Fiscal Council for fiscal year 2021; and (b) Extraordinary Meeting: (i) to amend Article 5, caput, of the Company’s bylaws, to reflect the Company's current capital stock, considering the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital.

VI. RESOLUTIONS ADOPTED: The reading of votes cast remotely was waived, pursuant to paragraph 4 of art. 21-W of CVM Instruction n. 481/2009, and, following the necessary explanations and a detailed analysis of the agenda and the related documents, the following resolutions were passed:

a)  Annual General Meeting:

i.	upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the Company’s fiscal year ended December 31, 2020, the management accounts and the Financial Statements for the fiscal year ending in 2020 were approved by unanimous vote of shareholders with voting rights present (representing 2,863,682,150 votes), with the abstention of those legally impeded (representing 560 votes), as published in the March 23, 2021 issues of the State of São Paulo Official Gazette and Valor Econômico newspaper;

ii.	whereas the Company incurred losses in the fiscal year ended December 31, 2020, no dividends shall be distributed to shareholders;

iii.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), approval of the composition of the Board of Directors with eight (8) members;

iv.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), approval of election of the following members to the Company’s Board of Directors, who will serve for a term of office of one year from the date hereof: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG n. 929.100, issued by SSP/DF, and enrolled with the CPF/ME under n. 417.942.901-25 - appointed as Chairman of the Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG n. 17.365.750-3, issued by SSP/SP, and enrolled with the CPF/ME under n. 084.864.028-40 - appointed as Vice-Chairman of the Board of Directors; (c) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG n. 671.071, issued by SSP/DF, and enrolled with the CPF/ME under n. 546.988.806-10; (d) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG n. 2.527.902, issued by SSP/RJ, and enrolled with the CPF/ME under

n. 340.447.788-09; (e) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG n. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/ME under n. 346.695.188-79; (f) ANTONIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG n. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/ME under n. 146.229.631-91; (g) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG n. 38.746.171-1, issued by SSP/SP, and enrolled with the CPF/ME under n. 009.943.227-71; (h) PHILIPP SCHIEMER, German, married, business administrator, bearer of National Register of Foreigners (RNE) n. V 113077-M; all of them with business address at Praça Comandante Linneu Gomes, s/n, gate 3, Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil. The directors André Béla Jánszky, Antonio Kandir, Germán Pasquale Quiroga Vilardo and Philipp Schiemer are Independent Directors of the Company, under the terms of item 5.3 of the Corporate Governance Differentiated Practices Regulation - Level II of the B3 S.A. - Brasil, Bolsa, Balcão. The directors now elected declared, in accordance with the provisions in Article 37, item II, of Law n. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for by law or included in the legal restrictions which would prevent them from exercising business activities. The instruments of investiture of the directors now elected, with the statements confirming that there are no legal restrictions on them to exercise business activities, were duly signed. There was no appointment of a member to the Board of Directors by holders of preferred shares under the terms of Article 141 and its paragraphs of the Corporations Act;

v.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,150 votes), with the abstention of those legally impeded (representing 560 votes), the proposal for compensation for directors and executive officers of the Company for fiscal year 2021 was approved, in the amount up of twenty-eight million, six hundred seventy-two thousand, one hundred and thirty reais and twenty four cents (R$ 28,672,130.24), as proposed by the Company’s management, to be distributed to the members of the Board of Directors and to the Company’s executive officers, pursuant to applicable law and the Company’s bylaws; and

vi.	at the request of the preferred shareholders present, representing 10.41% of the Company’s preferred shares, with record of contrary votes and abstentions , as defined in Art. 53(a) of the Company's bylaws, and pursuant to CVM Instruction n. 324 of January 19, 2000, combined with Article 5, paragraph 8, of the Company's bylaws, a Fiscal Council was installed for fiscal year 2021. The following individuals were elected by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), with abstention of the preferred shareholders, to compose the Company’s Fiscal Council for a term of office until the date of the Company’s next Annual General Shareholders’ Meeting to be held in 2021: (i) effective members: (i.a) Renato Chiodaro, Brazilian, married, lawyer, bearer of Identity Card RG n. 22.290.450-1, issued by SSP/SP, enrolled with the CPF/ME under n. 256.611.098-06; (i.b) Marcela de Paiva Bomfim Teixeira, Brazilian, married, administrator, bearer of Identity Card RG n. MG 11009076, issued by PC/MG, and enrolled with the CPF/ME under n. 012.640.496-84; and (i.c) Marcelo Amaral Moraes, Brazilian, divorced, economist, bearer of Identity Card RG 07178889-7, issued by IFP/RJ, and enrolled with the CPF/MF under n. 929390077-72;

The effective members of the Fiscal Council shall take office within 30 days from the date hereof, after signing the instruments of investiture, which shall be recorded in the Book of Minutes of Meetings of the Company's Fiscal Council. The members hereby declared, under the penalties of law, that they fulfill all the requirements set forth in Article 162 of the Corporations Act for their investiture as members of the Company's Fiscal Council.

Pursuant to Article 162, paragraph 3, of the Corporations Act, by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes) and with abstention of the preferred shareholders, the individual monthly compensation of the effective members of the Fiscal Council was approved and shall be equivalent to ten percent (10%) of the average compensation attributed to each director of the Company, not including benefits, representation fees and profit sharing.

b)  Extraordinary Meeting:

i.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), the amendment to Article 5, caput, of the Company's bylaws was approved to reflect the Company’s current capital stock, as a result of the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital, which shall henceforth be read as follows:

“ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, is three billion, one hundred sixty five million, fifty-four hundred thousand, three hundred fifty four BRL and eighty-eight cents (R$ 3,165,054,354.88) represented by three billion, one hundred and thirty seven million, seven hundred and six thousand, nine hundred and sixty-seven (3,137,706,967) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares and two hundred and seventy four million, twenty-four thousand, two hundred and fifty-seven (274,024,257) are preferred shares, all of them registered, with no face value."

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General and Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of Article 130 of the Corporations Act. Further, by unanimous vote of the shareholders present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The word was offered to whoever might wish to use it and, as nobody did so, the meeting was adjourned for the time necessary to draw up these minutes. After the meeting was reopened, these minutes were projected, and checked approved by the Shareholders and signed by the Chairman and Secretary of the meeting, having been considered signatory of the minutes, pursuant to article 21-V, § 1, of ICVM 481/09, the Shareholders who registered their presence in the electronic digital participation system provided by the Company.

IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Ana Beatriz Margarido Pires de Almeida Lobo

SHAREHOLDERS PRESENT VIA DIGITAL PARTICIPATION, PURSUANT TO ARTICLE 21-V, PARAGRAPH 1, III OF CVM INSTRUCTION 481: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR; MOBI FUNDO DE INVESTIMENTO EM AÇÕES; CONSTANTINO DE OLIVEIRA JUNIOR; HENRIQUE CONSTANTINO; JOAQUIM CONSTANTINO NETO; RICARDO CONSTANTINO;ANTONIO KANDIR; ANTONIO KANDIR; ALASKA PERMANENT FUND; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AMERICAN FUNDS INS SERIES NEW WORLD FUND; BLACKROCK ADVANTAGE GLOBAL FUND INC; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CAPITAL GROUP EMERGING MARKETS RESTRICTED EQUITY C T (US); CAPITAL INTERNATIONAL FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; COLLEGE RETIREMENT EQUITIES FUND; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; DUPONT PENSION TRUST; EATON VANCE RICHARD BERNSTEIN EQUITY STRATEGY FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS GROWTH FUND INC; EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B; EMPLOYEES RET SYSTEM OF

THE STATE OF HAWAII; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; GAM MULTISTOCK; GLOBAL ALPHA TILTS FUND A; GLOBAL EX-US ALPHA TILTS FUND; IBM 401 (K) PLUS PLAN; INTERNATIONAL MONETARY FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL SMALL CAP ETF; ISHARES MSCI EMERGING MARKETS SMALL CAP ETF; ISHARES PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; KAISER PERMANENTE GROUP TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; MERCER QIF FUND PLC; MINISTRY OF ECONOMY AND FINANCE; NEW WORLD FUND, INC.; NORGES BANK; NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PARAMETRIC TMEMC FUND, LP; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS FUND; SSGA SPDR ETFS EUROPE I PLC; SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; SUNSUPER SUPERANNUATION FUND; THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS;THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; WEST YORKSHIRE PENSION FUND; MOAT CAPITAL FIA MASTER; BEST INVESTMENT CORPORATION

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 22, 2021.

Chairmanship of the Meeting:

_________________________________	__________________________________
Constantino de Oliveira Junior Chairman	Ana Beatriz Margarido Pires de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer